SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of November 2011

List of Exhibits:

1. News Release entitled, “Case IH Begins Delivery of a Fleet of 138 Tractors in South Africa”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 4, 2011

Press Release

Case IH Begins Delivery of a Fleet of 138

Tractors in South Africa

LUGANO, Switzerland (November 3, 2011) – Case IH, through its local distributor Northmec, recently delivered the first units of a fleet of 138 tractors and 4 sprayers to Pieter Van Zyl, PG Van Zyl and Dirk Fourie. The customers jointly farm 18,000 ha with maize in Western Transvaal, in the Northwest Province of South Africa. The new machines will renew and expand Messrs Van Zyl’s and Fourie’s fleet of Case IH equipment, which also includes combine harvesters.

“Case IH is the brand of choice for large-scale agricultural operations such as this,” commented Diego H. de la Calle, CNH Business Director Africa. “We have the high productivity equipment they need and dedicated teams to support them and help them make the most efficient use of their resources to maximize productivity and achieve higher outputs.”

The fleet will include 60 units of JX95 four-wheel-drive tractors. Running 98hp (72kW) engines, these tough, easy to use machines stand out for their extreme versatility and high fuel efficiency. Also in the fleet are fifty units of the 125hp (93kW) Maxxum 125 tractors, which can handle big workloads and a wide variety tasks, from livestock operations, to row crop applications and roadside mowing. Twenty-eight units of the latest model recently introduced in the South African market, the Magnum 340, complete the tractor fleet. Built for power, durability, comfort and productivity, this 340hp (250 kW) tractor is the machine of choice for large-scale farmers such as Messrs Van Zyl and Fourie. Case IH will also supply four Patriot® 3330 sprayers. These machines, featuring 250hp (186 kW) engines and a tank capacity of 3,785 liters, are designed to ensure even weight distribution, which results in less soil compaction and fewer ruts in the field, as well as the ability to get into wetter fields sooner. All the machines in the fleet add up to extreme versatility and productivity. The fleet will be supported by Northmec’s service organisation, which already takes care of the customers’ combine harvesters.

In July Messrs Pieter Van Zyl, PG Van Zyl and Dirk Fourie travelled to the United States with representatives from Case IH and Northmec to visit the factories where their equipment is manufactured: Racine for the Magnum tractors and Grand Island for their combine harvesters. Arno Du Plessis, Case IH product manager at Northmec, who accompanied them in the visit commented: “These customers have been working with Case IH combine harvesters, and their satisfaction with the quality of the products and the service they receive from Case IH has convinced them to trust us again when the time came to renew their tractor fleet. The visit to the manufacturing plants has further cemented our relationship, as they have seen first hand the care that goes into making their equipment.”

Case IH is a recognized leader in the worldwide and South African combine harvester markets. The growing number of supply contracts such as this is testament to the traction the brand is gaining in the South African tractor segment with its premium range of high, medium and low horsepower tractors.

[end]

Note to the Editor

Case IH products are distributed in South Africa by Northmec, a subsidiary of Invicta Holdings Ltd, which supports its customers through a network of 42 dealers and 11 branches throughout Southern Africa.

Case IH’s wide product offering includes the Steiger and Magnum tractors, medium and low hp tractors, Axial Flow combine harvesters and specialized machines such as sugar cane and coffee harvesters, sprayers, cotton pickers, tillage and seeding equipment.

Sales and after sales activities are supported by the Company’s offices in Johannesburg which last year set up a new training centre dedicated to supporting its South African customers and, together with its dealers, also provides on-site training and technical support to ensure a smooth implementation.

Through its new CNH Capital division, Case IH offers customers competitive financing programs tailored to meet the specific needs of farming businesses.

CASE IH is a brand of CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For info and photos, please contact CNH International press office e-mail: international.media@cnh.com phone: +39 011 0086346	Africa & Middle East contacts Alarcon & Harris media agency, Nuria Martì e-mail: nmarti@alarconyharris.com phone: +34 91 415 30 20